Exhibit 13

PIONEER-STANDARD ELECTRONICS, INC.

DIFFERENT

- INNOVATIVE

- CREATIVE

- COLLABORATIVE

2001 ANNUAL REPORT

ABOUT THE COMPANY

Pioneer-Standard Electronics, Inc. is a broad-line distributor of electronic components and computer products for leading manufacturers. The Company has a well-established reputation for working collaboratively with suppliers and customers to create unique solutions that meet the rapidly changing needs of the markets served.

Pioneer-Standard's $2.9 billion in revenues were generated by two divisions. The Industrial Electronics Division provides one of the industry's most comprehensive offerings of electronic components sold primarily to original equipment manufacturers and contract manufacturers. The Computer Systems Division is one of the largest distributors of mid-range computer products, computer system solutions and services for Compaq, IBM, Intel and Oracle as well as other highly respected manufacturers.

Pioneer-Standard strives to be the preferred strategic link between suppliers and customers. The Company operates warehouse, distribution and value added centers throughout North America.

Pioneer-Standard has achieved global presence through strategic investments in three companies serving Europe and Asia. The three companies are World Peace Industrial Co. Ltd., Taiwan; Eurodis Electron PLC, United Kingdom; and Magirus AG, Germany.

Pioneer-Standard is closely aligned with growing high-technology markets. It is among the best at creating and generating demand for its suppliers and helping customers incorporate new technology into their businesses. The success of its balanced business approach and differentiation strategy is reflected in Pioneer-Standard's 23 percent compound annual growth rate over the last 10 years.

For more information, visit the Company's Web site at:

www.pioneerstandard.com

Financial Highlights	1
To Our Fellow Shareholders	2
We Are Different	4
Overview	7
Industrial Electronics Division	8
Computer Systems Division	12
Financial Review of Fiscal 2001	16
Corporate Directory	36
Shareholder Information	37

FINANCIAL HIGHLIGHTS

Fiscal Years Ended March 31 (In Thousands, Except Per Share Data)	2001	2000	1999
Net sales	$2,901,353	$2,560,711	$2,267,615
Operating income	100,182	100,396	84,627
Income before income taxes	67,084	77,225	60,668
Income taxes	26,124	31,210	24,018
Net income	$ 34,576	$ 40,145	$ 30,809
Per share data			
Basic	$ 1.29	$ 1.52	$ 1.17
Diluted	1.11	1.27	1.03
Dividends	.12	.12	.12
Book value	$ 13.18	$ 12.20	$ 10.30
Weighted average shares outstanding			
Basic	26,793	26,409	26,351
Diluted	36,616	36,178	35,711

Note: During the fourth quarter of fiscal 2001, the Company recorded a non-cash writedown of $14.2 million against certain components of its information technology system assets. The charge after tax was $8.7 million or $0.24 per diluted share. A $0.5 million after-tax extraordinary charge, or $0.01 per diluted share, was recorded in the second quarter of fiscal 2001 for the early extinguishment of debt.

[BAR GRAPH]

Net Sales
(Billions of Dollars)

97	1.5
98	1.7
99	2.3
00	2.6
01	2.9

[BAR GRAPH]

Net Income
(Millions of Dollars)

		excluding writedown and extraordinary charge
97	23.3	
98	30.5	
99	30.8	
00	40.1	
01	34.6	43.7

[BAR GRAPH]

Diluted Earnings
Per Share
(Dollars)

		excluding writedown and extraordinary charge
97	1.00	
98	1.14	
99	1.03	
00	1.27	
01	1.11	1.36

TO OUR FELLOW SHAREHOLDERS

Fiscal 2001 was another year of continued growth for Pioneer-Standard Electronics, Inc. Consolidated sales increased 13 percent to a record $2.9 billion. Sales grew for both of our operating divisions. Net sales for the Industrial Electronics Division increased 10 percent to $1.5 billion. Net sales for the Computer Systems Division increased 17 percent to $1.4 billion.

Sales for the Computer Systems Division were strong throughout the year. While the year began with record sales growth in the Industrial Electronics Division, it ended with an industrywide slowdown in the electronic components markets that affected our results in the second half of the year. Overall, Pioneer-Standard is benefiting from a balanced business approach, which makes us less vulnerable to the fluctuations and cyclical trends of the markets we serve.

Net income grew 9 percent to $43.7 million, excluding charges for the early extinguishment of debt and the fourth-quarter writedown of certain information technology system assets. Diluted earnings per share for fiscal 2001, excluding the charges, increased to $1.36 from $1.27 reported last year. Including the charges, we reported net income of $34.6 million or $1.11 diluted earnings per share.

We are enjoying the significant advantages of being aligned with leading manufacturers in growing markets. Electronic components and computer systems are increasingly pervasive and we are well positioned to capitalize on the long-term opportunities for growth.

Global Initiatives

To better serve our global customers, Pioneer-Standard purchased an equity interest in Magirus AG, a leading computer systems distributor in Europe. This strategic alliance expands our leadership position as a solutions provider of mid-range computer systems for key suppliers and customers in the global marketplace.

eBusiness Initiatives

Our award-winning eBusiness tools make Pioneer-Standard faster, smarter and better at expanding our suppliers' reach in the marketplace and providing customers with online tools that improve their efficiency and effectiveness.

For the second consecutive year, we were recognized by *eWeek* as the top electronics distributor demonstrating innovative and cutting-edge eBusiness applications. We ranked 11th among *eWeek*'s Fast Track 500 companies. In addition, the Cleveland Area Knowledge Industry, sponsored by the Northeast Ohio Software Association, selected Pioneer-Standard as the Knowledge Industry Company of the Year in 2000.

More importantly, customer acceptance and utilization of our eBusiness tools and services have exceeded our expectations. We are proud of the popularity that Mypioneer.com has achieved. We will capitalize on our success by continuing to look for innovative online tools that will improve the efficiency of supply chain management and technology distribution.

During the past year, we invested in small, start-up software companies that offer robust tool sets with the potential to dramatically improve supply chain management in the electronic components industry. Our goal is to integrate solutions throughout the supply chain by utilizing strategic investments in software expertise. By combining our supply chain management expertise with the intellectual capital of select software developers, we believe we are creating effective solutions for the entire industry. These solutions include assisting design engineers with component discovery, product life-cycle management and optimizing inventory as well as total acquisition cost.

We made a strategic equity investment in Supplystream, Inc. during the year. Supplystream is the innovator of a suite of Internet-enabled decision support tools that optimize channel, inventory and procurement processes through improved asset management. The robust suite of tools identify measurable costs of ownership and supply, using activity-based costing methodologies and precise optimal asset utilization calculations. The decision support tools and consulting services developed by Supplystream serve the needs of suppliers, distributors and manufacturers.

Aprisa, Inc. is another software company that has our enthusiastic support and full endorsement as well as financial investment. Aprisa provides Web-based engineering services to speed product to market by enabling a fast and thorough design discovery process. Its rules-based search engine and discovery environment allow electronics engineers to conceptualize designs and select mission-critical technology.

Supplystream and Aprisa have the potential to dramatically strengthen the strategic link between suppliers and customers. We believe that creating innovative end-to-end solutions will lead to better-informed decisions, faster time to market and more collaborative supply chain management.

Board of Directors

Robert Lauer and Robert G. McCreary, III have been nominated for shareholder election to join our Board of Directors for terms of three years each. Mr. Lauer held a number of managing partner, operational and service-line leadership positions with Accenture, formerly known as Andersen Consulting, before retiring in August 2000. Mr. McCreary is a founder and principal of CapitalWorks, LLC, and has more than 25 years of merger and acquisition experience. He held a number of managing partner positions in law and investment banking prior to becoming Chairman of CapitalWorks.

Mr. Lauer and Mr. McCreary will replace Victor Gelb and Edwin Z. Singer, who are not standing for re-election this year. Mr. Gelb and Mr. Singer have made significant contributions toward the growth of Pioneer-Standard over the last three decades that are greatly appreciated.

Outlook

The long-term fundamentals of our industry are strong. We have a well-established reputation for working collaboratively with our suppliers and customers to create unique solutions that satisfy their individual needs. We will continue to create and generate demand for our suppliers and help customers incorporate new technologies into their businesses.

We are pleased with our performance for the year. However, we are taking a conservative view of fiscal 2002 due to the slowdown in electronic components, the uncertainty of the U.S. economy and the threat of a slowdown in information technology spending. We anticipate a difficult sales environment and will operate accordingly. For the longer term, we are confident that the electronic components markets will recover and that our sales growth will return to normal levels.

We are well prepared for what we believe will be a challenging year. Our very experienced employees are focused on driving sales and customer satisfaction with even greater efficiency. Our focus will continue to be on executing our differentiation strategy as a solutions provider to our suppliers and customers.

[PHOTO James L. Bayman
and Arthur Rhein]

/s/ James L. Bayman

James L. Bayman
Chairman and Chief Executive Officer

/s/ Arthur Rhein

Arthur Rhein
President and Chief Operating Officer

4

WE ARE....

COLLABORATIVE

Pioneer-Standard has a well-established reputation for working collaboratively with suppliers and customers to create unique solutions that satisfy their individual needs.

[PHOTOS]

TECHNOLOGY-FOCUSED

Being the best at technology distribution involves creating and generating demand for suppliers and helping customers incorporate new technology into their businesses.

BALANCED

A balanced business approach between the Industrial Electronics Division and the Computer Systems Division enables Pioneer-Standard to be less vulnerable to market fluctuations because it is not dependent on just one business.

DIFFERENT

Pioneer-Standard Electronics, Inc. applies its supply chain management and logistics expertise to the complexities of the marketplace and wraps this knowledge around commitment and service. Innovation, creativity and collaboration differentiate Pioneer-Standard's businesses and enhance its relationships with suppliers and customers.

WE ARE ...

[PHOTOS]

GROWING

Pioneer-Standard is closely aligned with growing high-technology markets such as computers, communications and industrial controls, as well as the electronic components segments of the automotive, medical and military markets.

e-ACTIVE

Award-winning eBusiness tools make Pioneer-Standard faster, smarter and better at expanding suppliers' reach in the marketplace and providing customers with online tools and technologies.

STRATEGICALLY LINKED

Through its seamless execution of value added services, Pioneer-Standard strives to be the preferred strategic link between suppliers and customers.

SALES BREAKDOWN BY PRODUCT CATEGORY

[PIE GRAPH]

Industrial Electronics
Division

70% Semiconductor

30% Interconnect, Passive and Electromechanical

[PIE GRAPH]

Computer Systems
Division

70% Mid-Range Servers

20% Storage

10% Software

COMPOUND ANNUAL SALES GROWTH BY DIVISION

(BILLIONS OF DOLLARS)

[BAR GRAPH]

**Industrial Electronics
Division**

Fiscal Year	CAGR 13%
98	1.0
99	1.1
00	1.3
01	1.5

[BAR GRAPH]

**Computer Systems
Division**

Fiscal Year	CAGR 28%
98	0.7
99	1.1
00	1.2
01	1.4

BALANCED BUSINESS QUARTERLY SALES

(MILLIONS OF DOLLARS)

[LINE GRAPH]

Computer Systems Division

Industrial Electronics Division

Net sales for Pioneer-Standard Electronics, Inc. are evenly balanced between the Industrial Electronics Division and the Computer Systems Division. Both businesses have contributed significantly to Pioneer-Standard's consistent sales growth.

PIONEER-STANDARD
ELECTRONICS, INC.

DIFFERENT

Building on its core competency of technology distribution, Pioneer-Standard is a solutions provider to suppliers and customers. The combination of its intellectual capital and willingness to be flexible and adaptive to customer needs makes Pioneer-Standard extraordinarily more than a fulfillment business and strategically different from many other distributors. Distribution is increasingly about knowledge management and excellence in collaborating with all parts of the supply chain.

The people at Pioneer-Standard are empowered to make decisions closer to the customer and they are equipped with the technology necessary to make the right decisions faster. Pioneer-Standard is a relatively flat organization without a lot of bureaucracy, which allows the operating divisions to be more responsive to customers' needs. The Company uses customer satisfaction ratings to motivate and reward people in the belief that execution means doing it right, each and every time.

Commitment and service set Pioneer-Standard apart and strengthen its differentiation as the most innovative, creative and collaborative distributor in the electronic components and computer systems industries.

INNOVATIVE

Pioneer-Standard excels in developing innovative solutions tailored to meet specific customer needs. The Company continues to look for innovations in eBusiness and supply chain management tools to improve the efficiency of design, purchasing, planning and logistics processes. As a provider of original and effective solutions like these, Pioneer-Standard is able to build solid, long-term relationships with suppliers and customers.

CREATIVE

When a customer has a need, Pioneer-Standard provides the answer. Using a creative approach to problem solving, Pioneer-Standard applies its extensive supply chain management expertise to develop new procedures, streamline processes and exceed expectations.

COLLABORATIVE

In its role as strategic link between customers and suppliers, Pioneer-Standard works closely with all parties involved to produce mutually beneficial results. Effective collaboration enables quicker implementation of solutions and paves the way for products to get to market faster.

The following pages describe real-life examples of how Pioneer-Standard's Industrial Electronics Division and Computer Systems Division have wrapped intellectual capital around commitment and service to be the strategic link between suppliers and customers.

8

INDUSTRIAL
ELECTRONICS
DIVISION

INNOVATIVE

When a major contract manufacturer serving the medical industry had an inventory management problem, other distributors presented off-the-shelf packages that didn't quite fit. Pioneer-Standard knew people, not packages, were the solution. We developed an innovative system that streamlined the contract manufacturer's inventory management. By combining our core competency of technology distribution with information technology, Pioneer-Standard resolved the problem, won the business and built a solid, successful customer relationship. That kind of outside-the-box thinking is standard issue at Pioneer-Standard.

DIFFERENT — INDUSTRIAL ELECTRONICS DIVISION

[PHOTO]

[PHOTO]

CREATIVE

Who do you call when your inventory control system is out of control? Pioneer-Standard, of course. A global industrial controls company serving the manufacturing industry had implemented a third-party ERP system that was causing redundancies and order entry problems, resulting in too much product on the shelves. Pioneer-Standard worked closely with the customer to create a new logistics support process that would work more effectively with the entire system and the people involved. They bought it — and bought themselves on-time delivery with zero defects since the system was implemented more than four years ago.

DIFFERENT — INDUSTRIAL ELECTRONICS DIVISION

[PHOTO]

COLLABORATIVE

One of the world's leading communications companies needed to get its new products to market faster and more efficiently. We created a three-way collaboration among Pioneer-Standard, the global communications company and its contract manufacturer. The collaboration resulted in wins for all parties involved. The communications giant strengthened its first-to-market competitive advantages by accelerating its new product introductions. The contract manufacturer improved its effectiveness and efficiency. Pioneer-Standard won the account as the distributor that made the collaboration possible.

DIFFERENT — INDUSTRIAL ELECTRONICS DIVISION

INDUSTRIAL
ELECTRONICS
DIVISION

WE ARE DIFFERENT.

The Industrial Electronics Division is a broad-line distributor of semiconductors; interconnect, passive and electromechanical (IPE) components; power supplies; and embedded computer products. Its primary customers are original equipment manufacturers and contract manufacturers. These customers serve high-growth computer, communications and Internet/connectivity markets, as well as industrial controls and the electronic components segments of the automotive, medical and military markets. The division serves approximately 56,000 customer locations.

In fiscal 2001, Pioneer-Standard added two new suppliers to its list of more than 100 suppliers. Pioneer-Standard signed an agreement with Philips Semiconductors, Inc., an affiliate of Royal Philips Electronics North America Corporation, to be its North American distributor for a full range of integrated circuits and advanced silicon systems platforms to meet the needs of customers integrating voice, data and video functionality.

In addition, 3Y Power Technology, Inc., named Pioneer-Standard the exclusive North American franchise distributor of 3Y's extensive line of Intel-compliant ATX, SSI, WTX and redundant power supplies. These products are used in PC servers, Network Attached Storage, Storage Area Networks, two-way video conferencing, RAID systems, numeric control machinery and industrial computers.

Pioneer-Standard has been consistently recognized by the electronics and technology industries for its eBusiness expertise and excellence in serving customers online. The Company is weaving highly flexible processes into its eBusiness programs, bringing significant benefits throughout the entire supply chain.

More than 11,000 corporate and individual users have made Mypioneer.com, which was launched in May 2000, their choice for information and knowledge sharing in the electronic components industry. The Web-based information and eBusiness services provide customers comprehensive information about electronic components and technologies as well as a complete suite of eBusiness tools.

During the past year, Pioneer-Standard was the first electronics distributor to implement RosettaNet Partner Interface Processes (PIP) involving a distributor, supplier and customer. The collaboration to deploy RosettaNet eBusiness strategies throughout the supply chain included a supplier, Bourns, Inc., and a customer, Carrier Corporation. This innovative collaboration increased the speed, accuracy and volume of data shared among the parties.

In addition, Pioneer-Standard collaborated with National Semiconductor Corporation and Vishay Intertechnology, Inc., to create a seamless design and prototyping extranet, WEBENCH™. This innovative service allows users to design a power supply prototype within minutes, link to Mypioneer.com to fulfill their complete bill of materials and have the prototype kit delivered to their door overnight. It has reduced engineers' part procurement time for prototyping from weeks to hours with an extremely high degree of reliability. By revolutionizing the design cycle for re-engineering power supplies, this innovation reduces the time to market in the development of new products.

Outlook

The long-term fundamentals for the electronic components distribution industry are strong. The Industrial Electronics Division works collaboratively with suppliers and customers, creating unique solutions that satisfy their individual needs. As technology becomes increasingly pervasive throughout the world, Pioneer-Standard will continue to generate demand for suppliers and help customers incorporate new technologies into their businesses. What really makes the Industrial Electronics Division different is its responsiveness and focus on serving customers.

COMPUTER
SYSTEMS
DIVISION

INNOVATIVE

Our proven success with one of the largest financial information services corporations provided an opportunity to develop a comprehensive computer server solution that linked our customer with another global information leader. Pioneer-Standard won not only the server contract, but also the customer's storage, integration and service business. Our teamwork and total solutions approach provided a far-reaching strategy for our existing customer and gained us a substantial new account.

DIFFERENT — COMPUTER SYSTEMS DIVISION

[PHOTO]

[PHOTO]

CREATIVE

Sometimes who you know is as important as what you know — which is how Pioneer-Standard helped a start-up technology company get its new product for managing secure Internet transactions to market faster. We leveraged our relationship with a global hardware supplier to solve our customer's incompatibility problems. Today, we help build the customer's product and ship it to financial institutions and e-commerce providers, proving we are the supply chain's strategic link.

DIFFERENT — COMPUTER SYSTEMS DIVISION

[PHOTO]

COLLABORATIVE

No one can be an expert at everything. By partnering with Pioneer-Standard, our resellers don't have to be. A reseller was working with one of our suppliers to implement a comprehensive data management system for a global toy manufacturer. We provided servers, storage and integration; changed the configuration as needed; and delivered the system within 72 hours. Our flexibility and expertise helped the reseller win the customer — time and again — solidifying the value added power of Pioneer-Standard.

DIFFERENT — COMPUTER SYSTEMS DIVISION

COMPUTER
SYSTEMS
DIVISION

WE ARE DIFFERENT.

The Computer Systems Division is a leading distributor and reseller of mid-range computer products for Compaq, IBM, Intel and Oracle as well as other highly respected manufacturers. As a distributor, operating under the trade name KeyLink Systems®, its primary customer base consists of 4,400 leading value added resellers that provide computer system solutions, storage network products and support services. As a reseller, the Computer Systems Division has served more than 1,000 enterprise customers as a solutions provider in deploying and implementing the latest in networking, storage and server technologies.

Pioneer-Standard delivers the hardware, software and services required to solve customers' complex business needs. Services include a focused pre-sales technical staff, comprehensive consulting and implementation support across the enterprise, complex high-availability configurations, storage management and storage area networks. Through its System Integration Value Added Center (SIVAC), Pioneer-Standard provides exceptional and efficient software and hardware configurations to deliver total solutions to value added resellers and enterprise customers.

In fiscal 2001, Pioneer-Standard reached an agreement with IBM to establish a dedicated practice focused on marketing IBM e-business solutions to the ISP/ASP marketplace. As an IBM business partner, Pioneer-Standard offers IBM's best-of-breed products such as Content Manager, WebSphere CommerceSuite, and the RS/6000, AS/400 and Netfinity servers to build an easy-to-order ISP/ASP solution that can be designed to customer specifications.

The Computer Systems Division also enhanced its infrastructure to include new Enterprise Storage Sales Specialists throughout North America focused on Compaq's enterprise StorageWorks and SANworks solutions. The specialists focus on helping customers craft solutions to meet the growing storage needs in today's demanding business environment.

KeyLink Systems, of the Computer Systems Division, reached a distribution agreement last year with Intel Corporation to provide value added resellers and enterprise customers additional cutting-edge e-commerce technology solutions. KeyLink Systems was chosen as the first distributor in North America to participate in Intel's Hardware Systems Integrator Program.

Pioneer-Standard formed a strategic alliance with Deutsche Financial Services to provide customized financing services to value added resellers in the United States. This has allowed KeyLink Systems to offer a greater variety of financing options to its value added reseller channel.

The Computer Systems Division offers customized solutions that enable employees and clients to maximize productivity and profits. Its combination of Internet tools and one-to-one marketing is the most dynamic and flexible offering in the mid-range computer systems distribution channel. Customized tools enable customers to communicate, collaborate and stay current on technological changes in a real-time environment, creating the maximum return on information technology investments.

The Web tool customization program was enhanced in fiscal 2001 to include Reseller Store Fronts and the Underground Informer. The Store Front technology gives a reseller real-time access to decision-making data for online quoting, configurations, purchasing, product availability and delivery schedules. The Underground Informer is a marketing database tool that provides customers access to the latest marketing materials, promotional data and technology updates.

Outlook

Pioneer-Standard attributes the success of its Computer Systems Division to the quality of its vendors and the division's ability to continue to grow market share with these key vendors during fiscal 2001. Pioneer-Standard's leadership position with key suppliers such as Compaq, IBM, Intel and Oracle provides opportunities for continued growth. Computer Systems will remain focused on expanding the reach of its suppliers and further penetrating its installed base of value added resellers and enterprise customers through differentiation and comprehensive services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION

Pioneer-Standard Electronics, Inc. and its subsidiaries (the "Company" or "Pioneer") distribute a broad range of
electronic components and mid-range computer systems products manufactured by others. These products are sold
to original equipment manufacturers, contract manufacturers, value added resellers, research laboratories,
government agencies and end-users, including manufacturing companies and service and other non-manufacturing
organizations. The Company has operations in North America and Germany, and strategic partners in Europe and
the Asia Pacific region. The Company has two distinct operating segments. The Computer Systems Division is a
distributor and reseller of mid-range computer systems and high-end platforms, storage subsystems, software,
servers and networking products. The Industrial Electronics Division is a broad-line distributor of semiconductors,
interconnect, passive and electromechanical ("IPE") components, power supplies and embedded computer products.
Semiconductors are the building blocks of computer chips and include microprocessors, memory and programmable
logic devices, and analog and digital integrated circuits. IPE products are devices that move or use an electrical
signal and include capacitors, connectors, resistors, switches and power conditioning equipment.

For an understanding of the significant factors that influenced the Company's performance during the past three
fiscal years, the following discussion should be read in conjunction with the Company's Consolidated Financial
Statements, including the related notes. Reference herein to any particular year or quarter generally refers to the
Company's fiscal year periods. Certain amounts in the prior periods have been reclassified to conform to the current
period's presentation.

OVERVIEW OF FISCAL 2001

Pioneer finished 2001 with record sales and earnings, excluding a writedown and extraordinary charge, despite a
slowing U.S. economy and an industrywide slowdown in the electronic components market. The Company reported
consolidated net sales of $2.9 billion, an increase of 13% over the prior year. The continuing growth in demand for
products supported by the Company's Computer Systems Division contributed significantly to the Company's
ability to maintain sales growth year over year. The Industrial Electronics Division, which experienced record
growth during the first half of the fiscal year, experienced significantly lower than anticipated growth during the
latter half of the year, due to the well-publicized slowdown in the electronic components market which began late in
the third quarter.

Net income for fiscal 2001 was $34.6 million, compared with $40.1 million in fiscal 2000. Diluted earnings per
share was $1.11, compared with $1.27 in fiscal 2000.

During the second quarter of 2001, the Company recognized a $0.5 million after-tax extraordinary charge for
the early extinguishment of debt. Additionally, in the fourth quarter of 2001, the Company recorded a $14.2 million
pre-tax charge for a writedown of information technology system assets. This non-cash writedown was the result of
the Company concluding an implementation of a new financial system and a review of its other Information
Technology ("IT") system assets during the fourth quarter. The Company determined that these assets, which
represented work-in-process components, would not be integrated into its IT system. Excluding these charges,
earnings for the fiscal year ended March 31, 2001 were $43.7 million, or $1.36 per diluted share.

In 2001, a strong focus on cost and expense management allowed the Company to maintain its net income
margin on normalized operations, which excludes the effects of the 2001 charges and a gain on sale of assets in
2000, despite a changing sales mix. The Company continued to make investments in technology to drive
productivity at the operating business levels and to enhance operating efficiency through the completion of a new
financial system implementation that will allow for significant increases in electronic processing and other
efficiency enhancing tools.

In the fourth quarter of 2001, in combination with the completion of the financial system implementation and
enhancements to internal reporting available for senior management decisions, the Company redefined its reportable
segments and established a third segment, Corporate and Other. Corporate and Other primarily includes investments
in affiliates and selected other assets, fixed assets, related depreciation and goodwill amortization, certain corporate
management costs and special charges. The new segment presentation reflects how management allocates resources,
measures performance and views the overall business. Segment information for prior years has been restated for
comparative purposes.

CURRENT ECONOMIC ENVIRONMENT

The Company's balanced business positions it well relative to its competitors in 2002. The Company's top priority
is to focus on its differentiation strategy of providing technology solutions through creating and generating demand
for its suppliers and helping customers incorporate new technologies into their businesses.

In 2002, the Company faces concerns that economic softness in the United States could worsen and the timing
of a recovery of the electronic components markets is uncertain. Increasingly aggressive price competition and a

slowdown of IT spending are also concerns.

Yet, even against this backdrop, the Company is in a unique competitive position. The long-term fundamentals of the industries Pioneer serves are strong. Electronic components and computer systems are increasingly pervasive. The Company is aligned with fast-growing markets that provide long-term growth opportunities. In addition, the Company has a well-established reputation for working collaboratively with its suppliers and customers to create unique solutions that satisfy their individual needs, which is an increasingly important attribute under all market conditions.

RESULTS OF OPERATIONS

	Fiscal Year Ended March 31					
(Dollars in Thousands)	2001		2000		1999	
Net Sales						
Industrial Electronics	$1,469,515	50.7%	$1,341,222	52.4%	$1,139,163	50.2%
Computer Systems	1,431,838	49.3%	1,219,489	47.6%	1,128,452	49.8%
Consolidated Net Sales	2,901,353	100.0%	2,560,711	100.0%	2,267,615	100.0%
Cost of Goods Sold	2,468,571	85.1%	2,170,684	84.8%	1,918,792	84.6%
Gross Profit	432,782	14.9%	390,027	15.2%	348,823	15.4%
Operating Expenses	318,400	11.0%	289,631	11.3%	264,196	11.7%
Writedown of IT System Assets	14,200	0.5%	—	—	—	—
Operating Income	$ 100,182	3.5%	$ 100,396	3.9%	$ 84,627	3.7%

The following table identifies the Company's Operating Income and Operating Income margins by segment:

	2001		2000		1999	
Industrial Electronics	$ 85,921	5.9%	$ 72,254	5.4%	$ 42,714	3.8%
Computer Systems	46,531	3.3%	45,088	3.7%	57,368	5.1%
Corporate and Other	(32,270)	(1.1%)	(16,946)	(0.7%)	(15,455)	(0.7%)
Consolidated Operating Income	$100,182	3.5%	$100,396	3.9%	$ 84,627	3.7%

Fiscal 2001 sales in the Industrial Electronics Division increased 10% over fiscal year 2000 compared with an increase in sales of 18% in 2000 over 1999. Sales increased in 2001 as a result of record growth in the electronic components markets, which began in fiscal year 2000. This record growth, experienced during the first half of the year, was fueled by the strong end-user demand in the communications and Internet markets. This increase was offset by a dramatic reduction in sales growth in the last half of the year, caused by an industrywide market slowdown. The increase in sales from 1999 to 2000 was primarily attributable to the increased demand for semiconductors and IPE products from the communications and Internet markets.

Fiscal 2001 sales in the Computer Systems Division ("CSD") increased 17% over 2000 and increased 8% in 2000 compared with 1999. The increase in current year sales compared with 2000 is the result of strong demand for mid-range servers, storage products and software throughout 2001. In addition, CSD was able to expand the reach of its suppliers and further penetrate the suppliers' installed base. This division continues to gain share within its product lines. Barring any dramatic shift in current IT spending, CSD's leadership position with key suppliers should generate continued sales growth in 2002, specifically in mid-range servers, storage and software. Sales growth from 1999 to 2000 was limited due to the high levels of demand in 1999 related to Y2K concerns.

Gross Profit

Consolidated gross profit decreased to 14.9% for 2001 from 15.2% in 2000. Despite the pricing pressures experienced in the fourth quarter, the Industrial Electronics Division had an overall increase in gross profit for 2001 primarily attributable to higher average selling prices and long lead times experienced during the first eight months of the fiscal year. This gross profit improvement was more than offset by an increase in CSD's sales of relatively lower-margin products. Management anticipates that gross profits will continue to decline in 2002 due to price erosion currently being experienced in the Industrial Electronics Division and a continued shift in mix to lower-margin products.

Consolidated gross profit for 2000 was 15.2% as compared with 15.4% in 1999. The decrease was primarily attributable to pricing pressures in the Computer Systems Division, somewhat offset by an increase in the Industrial Electronics Division's gross profit due to strengthening demand, which resulted in favorable average selling prices.

Operating Costs

Warehouse, selling and administrative expenses for consolidated operations were 11.0% of sales in fiscal 2001, down from 11.3% of sales in 2000 and 11.7% of sales in 1999. During 2001 and 2000, the improvements resulted from leveraging expenses on higher sales volume, coupled with the effects of implementing cost control initiatives. The overall dollar increase in operating expenses can be attributed to higher compensation and fringes, outside services, bad debt expense and repairs and maintenance expense, offset by a decrease in contract labor costs.

Corporate and Other increased in 2001 due to the $14.2 million writedown of IT system assets during the fourth quarter, and increased in 2001 and 2000 due to an overall increase in compensation attributable to increased head count and normal inflationary increases.

Other (Income) Expense, Interest Expense
and Income Taxes

(Dollars in Thousands)	2001	2000	1999
Other Income	$ (480)	$ (1,058)	$ (294)
Gain on Sale of Assets	—	$ (1,845)	—
Interest Expense	$33,578	$26,074	$24,253
Effective Tax Rate	38.9%	40.4%	39.6%

Other income in 2001 consisted of foreign currency exchange losses of $0.5 million offset by $0.9 million of equity and dividend income earned from investments in affiliates. Other income in 2000 and 1999 consisted of foreign currency gains of $0.7 million and $0.1 million, respectively, and dividend income of $0.4 million and $0.2 million, respectively. Additional investments made during 2000 as well as the strengthening of the U.S. dollar contributed to the increase from 1999 to 2000. Also in fiscal 2000, the Company recorded a pre-tax gain of $1.8 million related to the sale and disposal of assets no longer required in the business.

The increased interest expense over the three-year period ended March 31, 2001 is primarily attributable to higher average levels of outstanding borrowings on the Company's revolving credit agreement, as well as an increase in the effective borrowing rates. Average outstanding borrowings have increased in order to fund working capital needs and capital expenditures needed to support the ongoing growth of the business. In addition, interest expense increased in 2001 due to a 1.0% increase in the interest rate on the Company's public debt.

The effective tax rate for 2001 was lower compared with 2000 due to the change in the valuation allowance associated with operating loss carryforwards from the Company's Canadian subsidiary. The effective tax rate increase, when comparing 2000 to 1999, can be attributed to unrecognized tax benefits.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $17.6 million at March 31, 2001 compared with $31.8 million in 2000. The decrease can primarily be attributed to increased purchases of merchandise inventory. At March 31, 2001, $60.8 million of cash provided by operations related to cash used for working capital items. Overall, current assets, including cash and cash equivalents, increased by $63.2 million and current liabilities decreased $32.3 million, resulting in a net working capital increase of $95.6 million in 2001.

The increase in current assets is also a result of the increase in inventory. The inventory increase is attributable to a build-up in the Industrial Electronics Division's inventory to support record sales growth in the summer months, long manufacturer lead times, product allocations and product backlog. Incoming third quarter component shipments could not be adjusted quickly enough in reaction to the industrywide market slowdown which began late in the third quarter. The Company implemented significant process changes at the end of December 2000 and in early January 2001 to reduce inventory levels. Inventory at March 31, 2001 decreased by $63.1 million compared with December 31, 2000.

The decrease in current liabilities is primarily due to a decrease in notes payable and accounts payable. Inventory-related accounts payable balances are lower as a result of the procedures put in place in the fourth quarter to reduce on-hand inventory levels. The Company's current ratio was 3.2:1 and 2.7:1 at March 31, 2001 and 2000, respectively. Working capital as a percentage of sales at March 31, 2001 was 20.6% compared with 19.6% at March 31, 2000.

For the years ended March 31, 2001 and 2000, net cash used for investing activities was $49.3 million and $47.2 million, respectively. The Company increased its investments in existing affiliates, World Peace Industrial Co. Ltd. and Eurodis Electron PLC, in total during fiscal 2001 and 2000 by $6.4 million and $8.1 million, respectively. In 2001, the Company invested $9.6 million in Magirus AG, a computer systems distributor in Germany. The Company also made a strategic financial investment of $2.5 million in Aprisa, Inc. during 2001. In 2000, the Company made other minor investments within the United States totaling $5.8 million. These investments further the Company's growth strategy by offering access to an extensive distribution network in the Asia Pacific region and Europe, and to markets within the United States. The Company does not currently attempt to reduce or eliminate the inherent market risks or the foreign currency risk associated with its investments. Subsequent to year-end, the market value of the foreign investments decreased $10.0 million due to a reduction in market prices of the foreign entities' respective shares.

In 2001, the Company acquired an 85% interest in Supplystream, Inc., a company specializing in supply chain decision support tools. In addition, the Company acquired the remaining 49% interest of Dickens Services Group, an affiliate of Dickens Data Systems acquired in 1998. The combined purchase price of these acquisitions was $8.7 million. Capital expenditures were $22.2 million in 2001 compared with $36.0 million in 2000. This spending primarily reflects ongoing initiatives designed to improve efficiencies through computer enhancement of operating systems, the development of the Company's Web site and facilities expansion. Management estimates that capital expenditures will be approximately $20.0 million in fiscal 2002.

On September 15, 2000, the Company entered into a new five-year revolving credit facility and a new 364-day credit agreement (the "Facilities") with a group of commercial banks. Subject to certain conditions and prior to maturity, the 364-day agreement can be converted by the Company to a two-year term loan. The five-year revolving credit facility may be extended for a one-year period with the consent of the bank group. The Company has the ability to borrow, on an unsecured basis, up to $375 million which, under certain conditions, can be increased by up to $50 million. These borrowings are limited by borrowing base calculations and compliance with stated financial ratios. As of March 31, 2001, the Company had $69.3 million available under the Facilities based on the limitations previously described.

In connection with obtaining the Facilities, the Company repaid, prior to their maturity dates, amounts outstanding under the previously existing revolving credit facility and a $26.1 million note payable and recognized an extraordinary charge for the early extinguishment of debt of $0.5 million, net of a $0.3 million tax benefit, or $.01 per share, as a result of expensing financing fees associated with the former credit facility.

The Company is exposed to interest rate risk from the Facilities' various floating-rate pricing mechanisms and, as such, the Company has entered into several interest rate swap agreements for purposes of serving as a hedge of the Company's variable rate borrowings under the Facilities. During fiscal 2001, total interest-bearing debt increased by $41.8 million. The increase in debt is primarily attributable to funding working capital requirements and capital expenditures needed to support the ongoing growth of the business. The ratio of debt to total capital was 44% at March 31, 2001 compared with 41% one year ago.

In addition to the Facilities, the Company has $150 million principal amount of 9.5% Senior Notes (the "Notes") due August 2006 and $143.7 million of 6.75% mandatorily redeemable convertible trust preferred equity securities. In December 2000, the interest rate on the Notes increased from 8.5% to 9.5% to comply with the terms of the Notes. In March and April 1998, the Company's wholly owned subsidiary, the Pioneer-Standard Financial Trust (the "Pioneer Trust"), issued a total of $143.7 million of 6.75% mandatorily redeemable convertible trust preferred equity securities. The sole asset of the Pioneer Trust is $148.2 million aggregate principal amount of 6.75% Series A Junior Convertible Subordinated Debentures due March 31, 2028. The Company has executed a guarantee providing a full and unconditional guarantee of the Pioneer Trust's obligations under its preferred securities. A portion of the Company's cash flow from operations is dedicated to servicing these aggregate obligations and is not available for other purposes.

The Company currently anticipates that funds from current operations, available credit facilities and access to capital markets will provide adequate funds to finance capital spending and working capital needs and to service its obligations and other commitments arising during the foreseeable future.

RISK CONTROL AND EFFECTS OF FOREIGN CURRENCY AND INFLATION

The Company extends credit based on customers' financial conditions and, generally, collateral is not required. The Company obtains credit insurance in certain circumstances to protect its interests. Credit losses are provided for in the Consolidated Financial Statements when collections are in doubt.

The Company operates internationally and enters into transactions denominated in foreign currencies. As a result, the Company is subject to the variability that arises from exchange rate movements. The Company reduces its exposure to foreign currency risk through hedging. The effects of foreign currency on operating results have had an immaterial impact on the Company's results of operations for the fiscal years ended 2001, 2000 and 1999.

The Company believes that inflation has had a nominal effect on its results of operations in 2001, 2000 and 1999 and does not expect inflation to be a significant factor in 2002.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on April 1, 2001. A discussion of this new standard is included in Note 1 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

When used in this Management's Discussion and Analysis, elsewhere throughout this Annual Report, and in the Company's filings with the Securities and Exchange Commission, including the Company's 2001 Form 10-K, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect management's current opinions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated or implied.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Risks and uncertainties include, but are not limited to: competition, dependence on the computer and semiconductor markets, softening in the computer network and platform market, fluctuations in semiconductor supply and demand, rapidly changing technology and inventory obsolescence, dependence on key suppliers, effects of industry consolidation, risks and uncertainties involving acquisitions, instability in world financial markets, downward pressure on gross margins, the ability to meet financing obligations based on the impact of previously described factors and uneven patterns of quarterly sales.

The Company experiences a disproportionate percentage of quarterly sales in the last week or last day of the fiscal quarters. This uneven sales pattern makes the prediction of revenues, earnings and working capital for each financial period particularly difficult and increases the risk of unanticipated variations in quarterly results and financial condition. The Company believes that this pattern of sales has developed industrywide as a result of customer demand. Although the Company is unable to predict whether this uneven sales pattern will continue over the long term, the Company anticipates that this trend will remain the same in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has assets, liabilities and cash flows in foreign currencies, primarily the Canadian dollar and the Euro, creating foreign exchange risk. Systems are in place for continuous measurement and evaluation of foreign exchange exposures so that timely action can be taken when considered desirable. Reducing exposure to foreign currency fluctuations is an integral part of the Company's risk management program. Financial instruments in the form of forward exchange contracts are employed as one of the methods to reduce such risk. At March 31, 2001 and 2000, one forward exchange contract in the amount of $2.5 million and $2.7 million, respectively, existed with a maturity of 30 days. The foreign exchange contracts have had an immaterial impact on the Company's results of operations for the fiscal years ended 2001, 2000 and 1999.

The Company has entered into several interest rate swap agreements for purposes of serving as a hedge of the Company's variable rate credit agreement borrowings. The effect of the swaps is to establish fixed rates on the variable rate debt and to reduce exposure to interest rate fluctuations. At March 31, 2001 and 2000, the Company had interest rate swaps with a notional amount of $50 million and $70 million, respectively. Pursuant to these agreements, the Company paid interest at a weighted-average fixed rate of 5.25% and 5.47% at March 31, 2001 and 2000, respectively. The weighted-average LIBOR rates applicable to these agreements were 5.13% and 6.11% at March 31, 2001 and 2000, respectively. The swap agreements have had an immaterial impact on the Company's results of operations for the fiscal years ended 2001, 2000 and 1999. If interest rates were to increase 100 basis points (1.0%) from March 31, 2001 and 2000 rates, and assuming no changes in debt from March 31, 2001 and 2000 levels, the additional annualized net expense after tax would be approximately $1.2 million or $.03 per diluted share and $0.7 million or $.02 per diluted share, respectively.

The Company is exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. The Company limits this exposure by entering into agreements with high-quality financial institutions that are expected to satisfy fully their obligations under the contracts. No collateral is held in relationship to the derivative instruments and the Company does not hold or issue derivative financial instruments for trading purposes.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, Except Share and Per Share Data)	Year Ended March 31		
	2001	2000	1999
Net Sales	$ 2,901,353	$ 2,560,711	$ 2,267,615
Operating Costs and Expenses:			
Cost of goods sold	2,468,571	2,170,684	1,918,792
Warehouse, selling and administrative expenses	318,400	289,631	264,196
Writedown of information technology system assets	14,200	—	—
Operating Income	100,182	100,396	84,627
Other (Income) Expense			
Other income	(480)	(1,058)	(294)
Gain on sale of assets	—	(1,845)	—
Interest expense	33,578	26,074	24,253
Income Before Income Taxes	67,084	77,225	60,668
Provision for income taxes	26,124	31,210	24,018
	40,960	46,015	36,650
Distributions on mandatorily redeemable convertible trust preferred securities, net of tax	5,914	5,870	5,841
Income Before Extraordinary Charge	$ 35,046	$ 40,145	$ 30,809
Extraordinary charge for early extinguishment of debt, net of $0.3 million tax benefit	(470)	—	—
Net Income	$ 34,576	$ 40,145	$ 30,809
PER SHARE DATA:			
Income Before Extraordinary Charge – Basic	$ 1.31	$ 1.52	$ 1.17
Extraordinary charge	(0.02)	—	—
Net Income – Basic	$ 1.29	$ 1.52	$ 1.17
Income Before Extraordinary Charge – Diluted	$ 1.12	$ 1.27	$ 1.03
Extraordinary charge	(0.01)	—	—
Net Income – Diluted	$ 1.11	$ 1.27	$ 1.03
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	26,793,457	26,409,156	26,350,690
Diluted	36,615,950	36,178,307	35,711,374

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)	March 31	
	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 41,812	$ 34,253
Accounts receivable, net of allowance of $3,752 in 2001 and $5,681 in 2000	410,261	406,424
Merchandise inventory, net	403,327	350,779
Prepaid expenses	1,778	1,967
Deferred income taxes	8,660	9,178
Total current assets	865,838	802,601
Investments and Other Assets		
Goodwill, net	155,036	150,503
Investments in Affiliated Companies	58,057	46,030
Other Assets	10,834	8,804
Property and Equipment, at cost		
Land	572	572
Building	9,024	8,997
Furniture and equipment	109,606	100,564
Software	56,761	60,054
Leasehold improvements	22,199	22,439
	198,162	192,626
Less accumulated depreciation and amortization	104,317	86,729
Property and equipment, net	93,845	105,897
Total Assets	$1,183,610	$1,113,835
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 236,090	$ 244,322
Notes payable	137	26,086
Accrued salaries, wages, commissions and benefits	15,625	19,063
Other accrued liabilities	17,384	9,246
Current maturities of long-term debt	189	3,052
Total current liabilities	269,425	301,769
Long-Term Debt	390,999	320,205
Deferred Income Taxes	22,489	23,461
Other Long-Term Liabilities	2,690	585
Mandatorily Redeemable Convertible Trust Preferred Securities	143,750	143,750
SHAREHOLDERS' EQUITY		
Serial preferred shares, without par value; authorized 5,000,000; issued and outstanding – none	—	—
Common stock, without par value, at $0.30 stated value; authorized 80,000,000 shares; 31,668,411 and 31,349,751 shares outstanding in 2001 and 2000, respectively, including 4,056,202 subscribed-for shares	9,419	9,323
Capital in excess of stated value	125,595	137,092
Retained earnings	270,246	238,968
Unearned employee benefits	(49,688)	(63,885)
Unearned compensation on restricted stock	(5,280)	(7,526)
Accumulated other comprehensive income	3,965	10,093
Total shareholders' equity	354,257	324,065
Total Liabilities and Shareholders' Equity	$1,183,610	$1,113,835

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in Thousands)	Common stock	Stated value of common stock	Capital in excess of stated value	Retained earnings	Unearned employee benefits	Unearned compensation on restricted stock	Accumulated other comprehensive income (loss)	Total
Balance at March 31, 1998	31,129	$ 9,256	$ 120,465	$174,411	$(58,555)	—	$ (581)	$244,996
Net income	—	—	—	30,809	—	—	—	30,809
Unrealized translation adjustment	—	—	—	—	—	—	(1,185)	(1,185)
Total comprehensive income	—	—	—	—	—	—	—	**29,624**
Value change in subscribed-for shares	—	—	(27,186)	—	27,186	—	—	—
Cash dividends ($0.12 per share)	—	—	—	(3,164)	—	—	—	(3,164)
Shares issued upon exercise of stock options	6	2	36	—	—	—	—	38
Tax benefit related to exercise of stock options	—	—	9	—	—	—	—	9
Balance at March 31, 1999	31,135	9,258	93,324	202,056	(31,369)	—	(1,766)	271,503
Net income	—	—	—	40,145	—	—	—	40,145
Unrealized translation adjustment	—	—	—	—	—	—	833	833
Unrealized gain on securities, net of $7,132 tax	—	—	—	—	—	—	11,026	11,026
Total comprehensive income	—	—	—	—	—	—	—	**52,004**
Shares transferred from trust	(724)	(217)	(9,553)	—	9,770	—	—	—
Value change in subscribed-for shares	—	—	42,286	—	(42,286)	—	—	—
Cash dividends ($0.12 per share)	—	—	—	(3,233)	—	—	—	(3,233)
Shares issued upon exercise of stock options	215	65	1,186	—	—	—	—	1,251
Tax benefit related to exercise of stock options	—	—	296	—	—	—	—	296
Restricted stock awards	724	217	9,553	—	—	$ (9,770)	—	—
Amortization on unearned compensation	—	—	—	—	—	2,244	—	2,244
Balance at March 31, 2000	31,350	9,323	137,092	238,968	(63,885)	(7,526)	10,093	324,065
Net income	—	—	—	34,576	—	—	—	34,576
Unrealized translation adjustment	—	—	—	—	—	—	(1,940)	(1,940)
Unrealized loss on securities, net of $2,639 tax benefit	—	—	—	—	—	—	(4,188)	(4,188)
Total comprehensive income	—	—	—	—	—	—	—	**28,448**
Value change in subscribed-for shares	—	—	(14,197)	—	14,197	—	—	—
Cash dividends ($0.12 per share)	—	—	—	(3,298)	—	—	—	(3,298)
Shares issued upon exercise of stock options	318	96	2,422	—	—	—	—	2,518
Tax benefit related to exercise of stock options	—	—	278	—	—	—	—	278
Amortization on unearned compensation	—	—	—	—	—	2,246	—	2,246
Balance at March 31, 2001	31,668	$ 9,419	$ 125,595	$270,246	$(49,688)	$ (5,280)	$ 3,965	$354,257

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31		
(Dollars in Thousands)	2001	2000	1999
Cash Flows From Operating Activities:			
Net income	$ 34,576	$ 40,145	$ 30,809
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary charge, net of tax	470	—	—
Writedown of information technology system assets	14,200	—	—
Depreciation	14,187	14,661	14,379
Amortization	12,857	11,682	8,611
Gain on sale of assets	—	(1,845)	—
Deferred income taxes	2,185	1,229	5,655
Other non-cash items	(155)	(274)	9
Changes in working capital, excluding effect of acquisitions			
Accounts receivable	(5,568)	(83,010)	(20,334)
Inventory	(52,978)	(32,640)	33,358
Accounts payable	(8,109)	81,552	(37,046)
Accrued salaries and wages	(3,780)	6,573	47
Other accrued liabilities	9,445	(6,231)	(10,686)
Other working capital	240	(43)	1,621
Other	39	4	(691)
Total adjustments	(16,967)	(8,342)	(5,077)
Net cash provided by operating activities	17,609	31,803	25,732
Cash Flows From Investing Activities:			
Additions to property and equipment	(22,153)	(36,030)	(22,137)
Acquisitions of businesses	(8,672)	—	—
Investments in affiliates	(18,521)	(13,908)	(7,433)
Proceeds from sale of assets	—	2,712	—
Net cash used for investing	(49,346)	(47,226)	(29,570)
Cash Flows From Financing Activities:			
(Payments) borrowings on notes payable	(26,086)	16,412	9,499
Revolving credit borrowings (payments)	70,940	10,000	(20,000)
Principal payments under long-term obligations	(3,009)	(3,087)	(2,991)
Debt financing costs paid	(1,463)	—	—
Proceeds from issuance of convertible trust preferred securities	—	—	18,750
Issuance of common shares under company stock option plan	2,518	1,251	38
Dividends paid	(3,298)	(3,233)	(3,164)
Net cash provided by financing activities	39,602	21,343	2,132
Effect of Exchange Rate Changes on Cash	(306)	(565)	(1,395)
Net Increase (Decrease) in Cash	7,559	5,355	(3,101)
Cash at Beginning of Year	34,253	28,898	31,999
Cash at End of Year	$ 41,812	$ 34,253	$ 28,898
Supplemental Disclosures of Cash Flow Information:			
Cash payments for interest	$ 32,973	$ 26,013	$ 23,675
Cash payments for income taxes	$ 25,493	$ 27,636	$ 16,472
Distributions on convertible trust preferred securities	$ 9,703	$ 9,703	$ 9,886
Change in value of available-for-sale securities, net of tax	$ (4,188)	$ 11,026	—

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations Pioneer-Standard Electronics, Inc. and its subsidiaries (the "Company" or "Pioneer") distribute a broad range of electronic components and mid-range computer systems products manufactured by others. These products are sold to original equipment manufacturers, contract manufacturers, value added resellers, research laboratories, government agencies and end-users, including manufacturing companies and service and other non-manufacturing organizations. The Company has operations in North America and Germany, and strategic partners in Europe and the Asia Pacific region.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in affiliated companies in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Other investments are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Revenue Recognition Revenue from product sales is generally recognized upon shipment provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured and title and risk of loss have passed to the customer. The Company provides for product returns and bad debts. Shipping and handling fees billed to customers are recognized as revenue and the related costs are recognized in cost of goods sold in the accompanying Consolidated Statements of Income.

Advertising and Promotion Costs All costs associated with advertising and promoting products are expensed in the year incurred and amounted to $4.4 million, $2.7 million and $3.2 million in 2001, 2000 and 1999, respectively.

Income Taxes Income tax expense includes U.S. and foreign income taxes and is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Foreign Currency The functional currency of the Company's foreign subsidiaries is the applicable local currency. For those foreign operations, the assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates. Income statement accounts are translated at the monthly average exchange rates prevailing during the year. The gains or losses resulting from these translations are recorded as a separate component of accumulated other comprehensive income in consolidated shareholders' equity. Gains or losses resulting from realized foreign currency transactions are included in net income.

Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original maturity or remaining maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximate fair value because of their short-term maturities. The fair values of the Company's public debt financial instruments were determined using quoted market prices. The fair values for the non-public debt were determined using current rates offered for similar obligations. Other financial instruments held by the Company are investments in affiliated companies, interest rate swap agreements and forward foreign currency exchange contracts. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

Investments in Affiliated Companies The Company enters into certain investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. The Company has investments in affiliates accounted for using the equity method and equity and debt securities accounted for using the cost method. For those investments accounted for under the equity method, the Company's proportionate share of income or losses from affiliated companies is recorded in "Other (Income) Expense" on the accompanying Consolidated Statements of Income.

The Company's convertible debt securities and marketable equity securities are classified as "available-for-sale" as of the balance sheet dates and are carried at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. Non-marketable equity securities are carried at cost as there are no quoted market prices available for these securities. A decline in the value of any investment below cost that is deemed to be other than temporary is charged to earnings.

Derivatives Foreign Currency Exchange Contracts – The Company uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies. These contracts hedge firm commitments and transactions relating to cash flows associated with sales and purchases denominated in currencies other than the subsidiaries' functional currency. Generally, gains and losses from changes in the market value of these contracts are recognized in "Other (Income) Expense" and offset the foreign exchange gains and losses on the underlying transactions. The Company held one 30-day forward foreign currency exchange contract, denominated in Canadian dollars, in the notional amounts of $2.5 million and $2.7 million, at March 31, 2001 and 2000, respectively, which approximate fair value.

Interest Rate Swaps – The Company uses interest rate swap agreements to partially reduce risks related to floating-rate financing agreements, which are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The remaining terms of the interest rate swap agreements outstanding extend through December 2001 and December 2003. The Company's interest rate swap agreements and its variable rate financing are predominantly based upon the three-month LIBOR (London Interbank Offered Rate). Amounts to be paid or received under the interest rate swap agreements are accrued and recognized as an adjustment to interest expense. The related amounts payable to, or receivable from, the counterparties are included in other accrued liabilities. Changes in the market value of the interest rate swap agreements are not recognized in net income. The fair value quotes for these contracts were obtained through market comparisons.

Concentrations of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and derivatives. Concentration of credit risk on accounts receivable is mitigated by the Company's large number of customers and their dispersion across many different industries and geographies. The Company extends credit based on customers' financial conditions and, generally, collateral is not required. To further reduce credit risk associated with accounts receivable, the Company also performs periodic credit evaluations of its customers and obtains credit insurance in certain circumstances to protect its interests. The Company enters into derivative contracts with high-quality financial institutions. No collateral is held in relationship to the derivative instruments.

Merchandise Inventory Inventory is stated at the lower of cost (first-in, first-out basis) or market, net of related reserves. The Company's inventory is constantly monitored for obsolescence. This review considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. Reserves for slow-moving and obsolete inventory were $7.9 million and $6.8 million at March 31, 2001 and 2000, respectively.

Goodwill Goodwill represents the excess purchase price paid over the fair value assigned to the net assets acquired. The amortization of goodwill is provided on a straight-line basis over periods of 15 to 40 years. Accumulated amortization was $16.5 million and $12.0 million as of March 31, 2001 and 2000, respectively. Management regularly evaluates its accounting for goodwill, considering such factors as historical and future profitability, and believes that the asset is recoverable and the amortization periods remain appropriate.

Long-Lived Assets Property and equipment are recorded at cost. Major renewals and improvements are capitalized, as are interest costs on capital projects. Minor replacements, maintenance, repairs and reengineering costs are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in income.

Depreciation and amortization are provided in amounts sufficient to amortize the cost of the assets, including assets recorded under capital leases, over their estimated useful lives using the straight-line method. The estimated useful lives for depreciation and amortization are as follows: buildings – 10 to 40 years; furniture – 7 to 10 years; equipment – 3 to 10 years; software – 3 to 10 years; and leasehold improvements over the applicable lease periods. Total depreciation and amortization expense on property and equipment was $20.2 million, $20.0 million and $19.1 million during 2001, 2000 and 1999, respectively.

Internal use software costs are expensed or capitalized depending on the project stage. Amounts capitalized are amortized over the estimated useful lives of the software, ranging from 3 to 10 years, beginning with the project's completion.

The Company evaluates the recoverability of its long-lived assets and related goodwill whenever changes in circumstances or events may indicate that the carrying amounts may not be recoverable. An impairment loss is recognized in the event the net book value of the assets exceed the future undiscounted cash flows attributable to such assets.

Stock-Based Compensation The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method.

Earnings Per Share Basic earnings per share is computed by dividing Net Income by the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Securities or other contracts to issue common stock are included in the per share calculations where the effect of their inclusion would be dilutive.

Comprehensive Income Comprehensive income is defined as net income plus the aggregate change in shareholders' equity, excluding changes in ownership interests, referred to as accumulated other comprehensive income. At March 31, 2001 and 2000, accumulated other comprehensive income consisted of foreign currency translation losses of $2.9 million and $0.9 million, respectively, and unrealized gains on securities of $6.8 million and $11.0 million, respectively.

New Accounting Standards On December 3, 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 – Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has reviewed its revenue recognition policies and procedures and no significant changes to the Company's policies were necessary to comply with SAB 101.

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires shipping and handling amounts billed to a customer to be classified as revenue. In addition, the EITF's preference is to classify shipping and handling costs as "cost of sales." In the fourth quarter of fiscal year 2001, the Company changed its method of reporting to comply with EITF Issue

No. 00-10. As a result of this implementation, the Company reclassified these amounts from operating expenses, where they had previously been shown "net," into the appropriate revenue and cost of goods sold captions. All prior periods have been reclassified for consistency.

Accounting Standards Not Yet Adopted In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB delayed the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The Company adopted these statements on April 1, 2001 and the adoption did not have a material impact on its financial statements.

Reclassifications Certain amounts in the prior periods' Consolidated Financial Statements have been reclassified to conform to the current period's presentation.

NOTE 2
WRITEDOWN OF INFORMATION TECHNOLOGY SYSTEM ASSETS

The Company capitalized approximately $34.2 million in fiscal 1998 and 1999 in connection with the acquisition and installation of an enterprisewide information technology ("IT") system scheduled for completion and implementation during 2001. Amounts representing approximately $11.5 million of these expenditures were operational in fiscal 1999. In the fourth quarter of fiscal 2001, an additional $8.5 million of these expenditures became operational in conjunction with the completion of the financial software system implementation. In addition, the Company concluded a review of IT system assets during the fourth quarter of 2001 and determined that the remaining $14.2 million of work-in-process components would not be integrated and were thus abandoned. These assets were written off in the fourth quarter of 2001.

NOTE 3
INVESTMENTS IN AFFILIATED COMPANIES AND ACQUISITIONS

The Company holds equity securities in World Peace Industrial Co. Ltd. ("WPI"), an Asian distributor of electronics headquartered in Taipei, Taiwan; and Eurodis Electron PLC ("Eurodis"), a European distributor of electronic components headquartered in London, England. The Company increased its investments in these affiliates in total during fiscal 2001 and 2000 by $6.4 million and $8.1 million, respectively. The Company also made a strategic financial investment of $2.5 million in Aprisa, Inc. during 2001. In 2000, the Company made other minor investments within the United States totaling $5.8 million. These investments are accounted for using the cost method and are included in Investments in Affiliated Companies in the accompanying Consolidated Balance Sheets.

In May 2000, the Company acquired an equity interest in Magirus AG, a European computer systems distributor headquartered in Stuttgart, Germany. The purchase price for this equity interest was $9.6 million. This investment is accounted for under the equity method.

At March 31, 2001 and 2000, Investments in Affiliated Companies consisted of the following:

(Dollars in Thousands)	2001	2000
Available-for-sale securities		
Equity securities – at market	$39,835	$40,280
Other securities	2,500	—
Other equity investments	15,722	5,750
	$58,057	$46,030

In 2001, the Company acquired an 85% interest in Supplystream, Inc., a company specializing in supply chain decision support tools. In addition, the Company acquired the remaining 49% interest of Dickens Services Group, an affiliate of Dickens Data Systems acquired in 1998. The combined purchase price for these acquisitions was $8.7 million. These acquisitions were accounted for as purchase transactions, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair value at the date of acquisition. The consolidated results include these companies from their respective dates of acquisition. The cost in excess of the net assets acquired is included in Goodwill in the accompanying Consolidated Balance Sheets and is being amortized on a straight-line basis over 40 years and 15 years, respectively.

NOTE 4
LEASE COMMITMENTS

The Company leases certain office and warehouse facilities and equipment under non-cancelable operating leases which expire at various dates through 2010. Certain facilities and equipment leases contain renewal options for periods up to 10 years. Future minimum lease payments for operating leases at March 31, 2001 are: $7.5 million in 2002; $6.7 million in 2003; $6.0 million in 2004; $5.0 million in 2005; $3.7 million in 2006; and $8.4 million thereafter.

Rental expense for all operating leases amounted to $12.4 million, $11.7 million and $9.2 million for 2001, 2000 and 1999, respectively.

NOTE 5
FINANCING ARRANGEMENTS

Long-term debt at March 31, 2001 and 2000, consisted of the following:

(Dollars in Thousands)	2001	2000
Revolving credit facilities	$240,940	$170,000
Senior Notes, due August 2006	150,000	150,000
Senior Notes, due November 2000	—	2,840
Other	248	417
	391,188	323,257
Less current maturities of long-term debt	189	3,052
	$390,999	$320,205
Facilities — Weighted average stated interest rate	6.45%	7.32%
Interest rate swap agreements		
Notional amounts	$ 50,000	$ 70,000
Fair market value — net receivable (payable)	$ (358)	$ 2,153
Weighted average LIBOR rates applicable to interest rate swaps	5.13%	6.11%
Weighted average effective interest rate paid under interest rate swap agreements	5.25%	5.47%

Prior to September 2000, the Company had a revolving credit facility with various banks providing for up to an aggregate amount of $260 million of unsecured borrowings on a revolving credit basis.

On September 15, 2000, the Company entered into a new five-year revolving credit facility and a new 364-day credit agreement (the "Facilities"), with a group of commercial banks. Subject to certain conditions and prior to maturity, the 364-day agreement can be converted by the Company to a two-year term loan. The five-year revolving credit facility may be extended for a one-year period with the consent of the bank group. The Facilities provide the Company the ability to borrow, on an unsecured basis, up to $375 million which, under certain conditions, can be increased by up to $50 million. These borrowings are limited by borrowing base calculations and compliance with stated financial ratios. At March 31, 2001, the Company had $69.3 million available under the Facilities, based on the limitations previously described.

There is a fee ranging from .20% to .45% on the aggregate amount of the Facilities and there is no pre-payment penalty. The Facilities contain standard pricing terms and conditions for companies with similar credit ratings, including limitations on other borrowings and capital, investment expenditures and the maintenance of certain financial ratios, among other restrictions. The Company was in compliance with these covenants as of March 31, 2001. The fair values of the Company's credit facilities approximated carrying value at March 31, 2001 and 2000.

In connection with obtaining the Facilities, the Company repaid, prior to their maturity dates, amounts outstanding under the previously existing revolving credit facility and a $26.1 million note payable and recognized an extraordinary charge for early extinguishment of debt of $0.5 million, net of $0.3 million tax benefit, as a result of expensing financing fees associated with the former credit facility.

The Company has $150 million principal amount of Senior Notes (the "Notes") due August 2006. Interest is payable semi-annually. In December 2000, the interest rate on the Notes increased from 8.5% to 9.5% to comply with the terms of the Notes. The indenture under which the Notes were issued limits the creation of liens, sale and leaseback transactions, consolidations, mergers and transfers of all or substantially all of the Company's assets, and indebtedness of the Company's restricted subsidiaries. The Notes are subject to mandatory repurchase by the Company at the option of the holders in the event of a change in control of the Company. The fair value of the Notes was $146.7 million and $143.3 million at March 31, 2001 and 2000, respectively.

The Senior Notes, due November 2000, were repaid on November 1, 2000. Interest on these notes was 9.79% and was payable semi-annually. The fair value of these notes was $2.9 million at March 31, 2000.

Aggregate maturities of long-term debt are: $0.2 million in 2002; $0.1 million in 2003; zero in 2004 and 2005; $240.9 million in 2006; and $150 million in 2007.

NOTE 6
INCOME TAXES

Significant components of the provision for income taxes for the years ended March 31 are as follows:

(Dollars in Thousands)	2001	2000	1999
Current			
Federal	$21,098	$26,302	$14,825
State	2,841	3,679	3,538
Total current	23,939	29,981	18,363
Deferred	2,185	1,229	5,655
Provision for income taxes	$26,124	$31,210	$24,018

A reconciliation of the federal statutory rate to the Company's effective income tax rate for the years ended March 31 follows:

	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
Provision for state taxes	3.0	3.1	3.8
Foreign losses with unrecognized (recognized) tax benefits	(0.4)	1.1	(0.3)
Non-deductible items and other	1.3	1.2	1.1
	38.9%	40.4%	39.6%

Deferred tax assets and liabilities as of March 31, 2001 and 2000 are presented below:

(Dollars in Thousands)	2001	2000
Deferred tax assets:		
Capitalized inventory costs	$ 2,753	$ 2,723
Accrued expenses	1,795	1,978
Allowance for doubtful accounts	1,175	1,819
Inventory valuation reserve	2,615	2,271
Foreign	1,836	2,404
Other	322	387
	10,496	11,582
Less valuation allowance	(1,836)	(2,404)
Total net deferred tax assets	8,660	9,178
Deferred tax liabilities:		
Depreciation expense	787	484
Software amortization	10,936	11,555
Goodwill amortization	5,169	3,444
Available-for-sale securities	4,493	7,132
Other	1,104	846
Total deferred tax liabilities	22,489	23,461
Net deferred tax liabilities	$13,829	$14,283

At March 31, 2001, the Company had $1.9 million of foreign net operating loss carryforwards that expire, if unused, in years 2005 through 2007.

NOTE 7
EMPLOYEE RETIREMENT PLANS

The Company maintains various profit-sharing and thrift plans for all employees meeting certain service requirements. Generally, the plans allow eligible employees to contribute a portion of their compensation, with the Company matching a percentage thereof. The Company may also make contributions each year for the benefit of all eligible employees under the plans. Total profit sharing and Company matching contributions were $4.9 million, $4.9 million and $3.7 million for 2001, 2000 and 1999, respectively.

NOTE 8
CONTINGENCIES

The Company is the subject of various threatened or pending legal actions and contingencies in the normal course of conducting its business. The Company provides for costs related to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount or timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 9
MANDATORILY REDEEMABLE CONVERTIBLE TRUST PREFERRED SECURITIES

In March and April 1998, Pioneer-Standard Financial Trust (the "Pioneer Trust") issued $143.7 million of 6.75% Mandatorily Redeemable Convertible Trust Preferred Securities (the "Trust preferred securities"). The Pioneer Trust, a statutory business trust, is a wholly owned consolidated subsidiary of the Company, with its sole asset being $148.2 million aggregate principal amount of 6.75% Junior Convertible Subordinated Debentures due March 31, 2028 of Pioneer-Standard Electronics, Inc. (the "Trust Debentures").

The Trust preferred securities are non-voting (except in limited circumstances), pay quarterly distributions at an annual rate of 6.75%, carry a liquidation value of $50 per share and are convertible into the Company's Common Shares at any time prior to the close of business on March 31, 2028, at the option of the holder. The Trust preferred securities are convertible into Common Shares at the rate of 3.1746 Common Shares for each Trust preferred security (equivalent to a conversion price of $15.75 per Common Share). The Company has executed a guarantee with regard to the Trust preferred securities. The guarantee, when taken together with the Company's obligations under the Trust Debentures, the indenture pursuant to which the Trust Debentures were issued and the applicable trust document, provide a full and unconditional guarantee of the Pioneer Trust's obligations under the Trust preferred securities. The Company may cause the Pioneer Trust to delay payment of distributions on the Trust preferred securities for 20 consecutive quarters. During such deferral periods, distributions, to which holders of the Trust preferred securities are entitled, will compound quarterly, and the Company may not declare or pay any dividends on its Common Shares.

After March 31, 2002, the Trust preferred securities are redeemable, at the option of the Company, for a redemption price of 104.05% of par reduced annually by .675% to a minimum of $50 per Trust preferred security. The Trust preferred securities are subject to mandatory redemption on March 31, 2028, at a redemption price of $50 per Trust preferred security.

At March 31, 2001 and 2000, the fair market value of the Trust preferred securities was $127.9 million and $163.2 million, respectively.

NOTE 10
SHAREHOLDERS' EQUITY

Capital Stock Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the shareholders. At March 31, 2001 and 2000, there were no shares of Preferred Stock outstanding.

Subscribed-for Shares The Company has a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as Trustee, whereby the Trustee subscribed for 5,000,000 Common Shares of the Company, which will be paid for over the 15-year term of the Trust. The proceeds from the sale or direct use of the Common Shares over the life of the Trust are used to fund Company obligations under various compensation and benefit plans. For financial reporting purposes, the Trust is consolidated with the Company. The shares subscribed for by the Trust are recorded in the contra equity account, "Unearned employee benefits," and adjusted to market value at each reporting period, with an offsetting adjustment to "Capital in excess of stated value." There were 943,798 shares released from the Trust during fiscal 2000. The following details the fair market value of the 4,056,202 Common Shares subscribed for by the Trust, reflected in Shareholders' Equity at March 31:

(In Thousands, Except Share and Per Share Data)	2001	2000
Common Shares at stated value (4,056,202 @ $.30)	$ 1,217	$ 1,217
Capital in excess of stated value (4,056,202 shares)	48,471	62,668
Unearned employee benefits (4,056,202 shares @ $12.25 in 2001 and $15.75 in 2000)	(49,688)	(63,885)
Net effect on shareholders' equity	$ —	$ —

Restricted Stock During 2000, restricted stock awards for 723,798 shares of the Company's common stock were granted at a market value of $13.50 per share to certain officers under the 1999 Restricted Stock Plan. All eligible shares under this plan have been granted and, subject to certain terms and conditions, vest over a three-year period commencing upon termination of employment. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the restriction periods. In both fiscal 2001 and 2000, $2.2 million was charged to expense for these restricted stock awards. There were 37,410 shares vested as of March 31, 2001.

Shareholder Rights Plan On April 27, 1999, the Company's Board of Directors approved a new Shareholder Rights Plan, which became effective upon expiration of the existing plan on May 10, 1999. A dividend of one Right per Common Share was distributed to shareholders of record as of May 10, 1999. Each Right, upon the occurrence of certain events, entitles the holder to buy from the Company one-tenth of a Common Share at a price of $4.00, or $40.00 per whole share, subject to adjustment. The Rights may be exercised only if a person or group acquires 20 percent or more of the Company's Common Shares, or announces a tender offer for at least 20 percent of the Company's Common Shares. Each Right will entitle its holder (other than such acquiring person or members of such acquiring group) to purchase, at the Right's then-current exercise price, a number of the Company's Common Shares having a market value of twice the Right's then-exercise price. The Rights trade with the Company's Common Shares until the Rights become exercisable.

If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-exercise price, a number of the acquiring company's common shares (or other securities) having a market value at the time of twice the Right's then-current exercise price. Prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's Common Shares, the Rights are redeemable for $.001 per Right at the option of the Company's Board of Directors. The Rights will expire May 10, 2009.

NOTE 11
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(In Thousands, Except Per Share Data)	Year Ended March 31		
	2001	2000	1999
Weighted average number of shares			
Basic	26,793	26,409	26,351
Common shares issuable upon conversion of Trust preferred securities	9,127	9,127	9,117
Common equivalent shares	696	642	243
Diluted	36,616	36,178	35,711
Net income on which basic earnings per share is calculated	$34,576	$40,145	$30,809
Distributions on Trust preferred securities	5,914	5,870	5,841
Net income on which diluted earnings per share is calculated	40,490	46,015	36,650
Earnings per share			
Basic	$ 1.29	$ 1.52	$ 1.17
Diluted	$ 1.11	$ 1.27	$ 1.03

Due to the application of the treasury stock method, shares subscribed for by the Trust, which is more fully described in Note 10 to the Consolidated Financial Statements, have no effect on earnings per share until they are released from the Trust.

NOTE 12
STOCK OPTIONS

The Company has stock option plans, which provide for the granting of options to employees and directors to purchase its Common Shares. These plans provide for nonqualified and incentive stock options.

Stock options are granted to employees at an exercise price equal to the fair market value of the Company's Common Stock at the date of grant. Options expire 10 years from the date of grant. Vesting periods are established by the Compensation Committee of the Board of Directors and vary. The following tables summarize option activity under the Plans during 2001, 2000 and 1999:

	2001		2000		1999	
	No. of Shares Under Option	Wtd. Avg. Exercise Price	No. of Shares Under Option	Wtd. Avg. Exercise Price	No. of Shares Under Option	Wtd. Avg. Exercise Price
Balance at April 1	2,658,101	$ 10.20	2,761,211	$ 9.91	1,597,922	$ 9.68
Options granted	981,500	13.78	142,500	9.39	1,244,500	10.36
Options exercised	(318,655)	7.91	(215,010)	5.81	(6,187)	6.11
Options forfeited	(183,125)	10.37	(30,600)	10.89	(75,024)	12.89
Balance at March 31	3,137,821	11.54	2,658,101	$ 10.20	2,761,211	$ 9.91
Exercisable at March 31	1,448,692	$ 10.66	1,394,398	$ 10.18	1,174,839	$ 9.32
Available for Grant at March 31	1,926,777		620,152		732,052	

	March 31, 2001				
	Options Outstanding			Options Exercisable	
Excerise Price Range	Number of Options	Weighted Average Exercise Price	Wtd. Avg. Remaining Contractual Life (in years)	Number of Options	Weighted Average Exercise Price
$ 3.00 - $ 5.50	13,163	$ 4.52	0.1	13,163	$ 4.52
$ 5.50 - $ 8.00	338,274	$ 6.18	2.2	275,374	$ 6.15
$ 8.00 - $10.50	589,300	$ 8.75	5.4	286,400	$ 8.75
$10.50 - $13.00	1,015,084	$12.22	5.2	704,117	$12.26
$13.00 - $15.50	1,182,000	$13.96	8.1	169,638	$15.08
	3,137,821			**1,448,692**	

The Company does not recognize expense for stock options granted under its stock option plans because options are granted at exercise prices equal to the fair market value of the Company's stock at the date of the grant, and does not recognize the options in the financial statements until they are exercised. The proforma amounts that are disclosed in the table below reflect the portion of the estimated fair value of awards that was earned for the years ended March 31, 2001, 2000 and 1999. Because the proforma expense determined under the fair value method relates only to stock options that were granted as of March 31, 2001, 2000 and 1999, the impact of applying the fair value method is not indicative of future amounts. Additional grants in future years are anticipated, which will increase the proforma compensation expense and thus reduce future proforma net income.

	2001		2000		1999	
(In Thousands, Except Per Share Data)	As Reported	Proforma	As Reported	Proforma	As Reported	Proforma
Net income	$ 34,576	$ 31,387	$ 40,145	$ 38,557	$ 30,809	$ 29,371
Diluted earnings per share	$ 1.11	$ 1.02	$ 1.27	$ 1.23	$ 1.03	$ 0.99

The fair market value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	1.0%	1.0%	1.0%
Expected volatility	45.7%	46.6%	39.0%
Risk-free interest rate	4.80%	6.25%	5.25%
Expected life	8 years	7.5 years	8.2 years
Weighted average fair value of options granted	$7.12	$5.05	$5.00

NOTE 13
BUSINESS SEGMENT INFORMATION

Historically, the Company's operations have been classified into two reportable business segments, the distribution of electronic components and the distribution of computer products, which are managed separately based on product and market differences. Industrial Electronics products primarily include semiconductors, and interconnect, passive and electromechanical products. Computer Systems products primarily include mid-range computer systems, high-end platforms and networking products.

In the fourth quarter of 2001, in combination with the completion of a financial system implementation and enhancements to internal reporting available for senior management decisions, the Company redefined its reportable segments and established a third segment, Corporate and Other. Corporate and Other primarily includes investments in affiliates and selected other assets, fixed assets, related depreciation and goodwill amortization, certain corporate management costs, and special charges. The new segment presentation reflects how management allocates resources, measures performance and views the overall business. Segment information for prior years has been restated for comparative purposes.

The Company evaluates performance and allocates resources based on return on capital and profitable growth. Specifically, the Company measures segment profit or loss based on operating profit. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Geographic sales are reported by shipping destination.

	Year Ended March 31		
(Dollars in Thousands)	**2001**	**2000**	**1999**
Net Sales			
Industrial Electronics	$1,469,515	$1,341,222	$1,139,163
Computer Systems	1,431,838	1,219,489	1,128,452
Total Net Sales	$2,901,353	$2,560,711	$2,267,615
Operating Income			
Industrial Electronics	$ 85,921	$ 72,254	$ 42,714
Computer Systems	46,531	45,088	57,368
Corporate & Other	(32,270)	(16,946)	(15,455)
Operating Income	$ 100,182	$ 100,396	$ 84,627
Reconciliation to Income Before Income Taxes			
Other (income) expense	(480)	(1,058)	(294)
Gain on sale of assets	—	(1,845)	—
Interest expense	33,578	26,074	24,253
Income Before Income Taxes	$ 67,084	$ 77,225	$ 60,668
Identifiable Assets			
Industrial Electronics	$ 533,229	$ 521,701	$ 390,099
Computer Systems	558,332	535,874	516,246
Corporate & Other	92,049	56,260	41,162
Total Assets	$1,183,610	$1,113,835	$ 947,507
Capital Expenditures			
Industrial Electronics	$ 12,687	$ 14,154	$ 7,551
Computer Systems	8,612	21,626	10,801
Corporate & Other	854	250	3,785
Total Capital Expenditures	$ 22,153	$ 36,030	$ 22,137
Depreciation and Amortization Expense			
Industrial Electronics	$ 10,235	$ 9,191	$ 9,504
Computer Systems	9,686	10,774	9,593
Corporate & Other	7,123	6,378	3,893
Total Depreciation and Amortization	$ 27,044	$ 26,343	$ 22,990
Geographic Areas			
Net Sales			
United States	$2,779,377	$2,391,305	$2,115,386
Foreign	121,976	169,406	152,229
Total Net Sales	$2,901,353	$2,560,711	$2,267,615
Long-Lived Assets			
United States	$ 161,721	$ 160,001	$ 98,794
Foreign	1,015	730	14,888
Total Long-Lived Assets	$ 162,736	$ 160,731	$ 113,682

REPORT OF
INDEPENDENT AUDITORS

SHAREHOLDERS AND THE BOARD OF DIRECTORS
Pioneer-Standard Electronics, Inc. and Subsidiaries

We have audited the accompanying Consolidated Balance Sheets of Pioneer-Standard Electronics, Inc. and Subsidiaries as of March 31, 2001 and 2000, and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer-Standard Electronics, Inc. and Subsidiaries at March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 7, 2001

QUARTERLY FINANCIAL DATA (UNAUDITED) AND SHARE INFORMATION

	Year Ended March 31, 2001				
(Dollars in Thousands, Except Per Share Data)	First Quarter	Second Quarter[a]	Third Quarter	Fourth Quarter[b]	Year
Net sales[c]	$ 677,857	$ 717,439	$ 781,297	$ 724,760	$ 2,901,353
Gross profit[c]	101,864	108,230	116,195	106,493	432,782
Income before extraordinary charge	10,221	11,715	13,044	66	35,046
Extraordinary charge	—	(470)	—	—	(470)
Net income	$ 10,221	$ 11,245	$ 13,044	$ 66	$ 34,576
Net income per share:					
Basic	$ 0.38	$ 0.42	$ 0.49	$ 0.00	$ 1.29
Diluted	$ 0.32	$ 0.35	$ 0.40	$ 0.00	$ 1.11
Dividends declared per common share	$ 0.03	$ 0.03	$ 0.03	$ 0.03	$ 0.12
Price range per common share[e]	$11.38-$15.88	$ 12.50-$16.13	9.13-$14.50	$ 10.50-$14.73	$9.13-$16.13
Closing Price	$ 14.75	$ 13.56	$ 11.00	$ 12.25	$ 12.25

	Year Ended March 31, 2000				
(Dollars in Thousands, Except Per Share Data)	First Quarter	Second Quarter[d]	Third Quarter	Fourth Quarter	Year
Net sales[c]	$ 578,197	$ 634,251	$ 670,625	$ 677,638	$ 2,560,711
Gross profit[c]	88,420	95,868	101,192	104,547	390,027
Net income	$ 7,709	$ 10,298	$ 10,806	$ 11,332	$ 40,145
Net income per share:					
Basic	$ 0.29	$ 0.39	$ 0.41	$ 0.43	$ 1.52
Diluted	$ 0.26	$ 0.32	$ 0.34	$ 0.35	$ 1.27
Dividends declared per common share	$ 0.03	$ 0.03	$ 0.03	$ 0.03	$ 0.12
Price range per common share[e]	$ 6.50-$12.56	$ 11.50-$15.00	11.50-$15.38	13.13-$18.75	$6.50-$18.75
Closing Price	$ 12.00	$ 14.44	$ 14.44	$ 15.75	$ 15.75

[a] *Included in the results of the second quarter of fiscal 2001 was an extraordinary charge from early extinguishment of debt of $0.5 million, net of tax benefit of $0.3 million ($.01 per share – diluted).*

[b] *During the fourth quarter of fiscal 2001, the Company recorded a non-cash writedown of $14.2 million related to certain components of its information technology system assets. The charge after tax was $8.7 million or $0.24 per diluted share.*

[c] *Net sales and gross profit have been restated for the adoption of EITF Issue No. 00-10, "Shipping and Handling Costs" (See Note 1 in the Consolidated Financial Statements) as disclosed in Form 8-K on May 9, 2001.*

[d] *Included in the results of the second quarter of fiscal 2000 was a gain of $1.8 million ($1.1 million after tax, or $0.03 cents per share – diluted) for the disposal of assets no longer required in the business.*

[e] *Price range per common share reflects the highest and lowest stock market prices on the NASDAQ during each quarter.*

As of May 1, 2001, there were 31,657,051 Common Shares (including 4,056,202 subscribed Common Shares) of Pioneer-Standard Electronics, Inc. outstanding, and there were 2,957 shareholders of record. The closing price of Pioneer-Standard Electronics, Inc. Common Shares on May 1, 2001, was $12.79.

SELECTED FINANCIAL DATA

			Year Ended March 31		
(Dollars in Thousands, Except Per Share Data)	2001	2000	1999	1998	1997
Income					
Net sales[1]	$2,901,353	$2,560,711	$2,267,615	$1,693,168	$1,516,052
Income before income taxes[2]	67,084	77,225	60,668	52,233	40,321
Income taxes	26,124	31,210	24,018	21,624	17,067
Income before extraordinary charge[2]	35,046	40,145	30,809	30,497	23,254
Extraordinary charge	(470)	—	—	—	—
Net income[2]	$ 34,576	$ 40,145	$ 30,809	$ 30,497	$ 23,254
Financial Position					
Working capital	$ 596,413	$ 500,832	$ 475,485	$ 460,482	$ 297,714
Investments	58,057	46,030	13,964	6,531	—
Total assets	1,183,610	1,113,835	947,507	957,099	594,113
Long-term debt	390,999	320,205	313,240	336,234	173,587
Mandatorily redeemable convertible trust preferred securities	143,750	143,750	143,750	125,000	—
Shareholders' equity	$ 354,257	$ 324,065	$ 271,503	$ 244,996	$ 213,979
Weighted shares outstanding					
Basic	26,793	26,409	26,351	26,205	22,732
Diluted	36,616	36,178	35,711	26,949	23,236
Per Share Data					
Basic net income per share[2]	$ 1.29	$ 1.52	$ 1.17	$ 1.16	$ 1.02
Diluted net income per share[2]	1.11	1.27	1.03	1.14	1.00
Cash dividends per share	0.12	0.12	0.12	0.12	0.12
Book value per share	$ 13.18	$ 12.20	$ 10.30	$ 9.30	$ 8.22
Price range of common shares					
High	$ 16.13	$ 18.75	$ 13.19	$ 18.25	$ 16.50
Low	$ 9.13	$ 6.50	$ 5.63	$ 11.38	$ 10.25
Other Comparative Data					
Sales per employee	$ 1,138	$ 1,042	$ 883	$ 770	$ 742
Gross profit percent of sales[1]	14.9%	15.2%	15.4%	17.5%	17.0%
Operating expense percent of sales[1]	11.0%	11.3%	11.7%	13.2%	13.2%
Net income percent of sales[2]	1.2%	1.6%	1.4%	1.8%	1.5%
Working capital as a percent of sales	20.6%	19.6%	21.0%	27.2%	19.6%
Debt to total capital[3]	44.0%	40.9%	43.2%	47.8%	45.2%
Return on equity[2][4]	8.3%	10.5%	9.3%	10.5%	10.9%
Average number of employees	2,550	2,457	2,568	2,199	2,042

[1] *Prior year amounts have been reclassified to conform with 2001 presentation.*

[2] *During fiscal 2001, the Company recognized a non-cash writedown of $14.2 million ($8.7 million, after tax) for the abandonment of certain information technology system assets.*

[3] *Debt to total capital is calculated as current and long-term debt divided by current and long-term debt plus shareholders' equity and mandatorily redeemable convertible trust preferred securities.*

[4] *Return on equity is calculated as net income plus distributions on convertible trust preferred securities divided by average shareholders' equity and average convertible trust preferred securities. The 2001 return on equity adjusted for the information technology system asset writedown of $14.2 million is 10.1%*

36

CORPORATE DIRECTORY

DIRECTORS

James L. Bayman [1]
Chairman and Chief Executive Officer
Pioneer-Standard Electronics, Inc.

Charles F. Christ [3]
Retired Vice President and General
Manager of Components Division
Digital Equipment Corporation
(computer and office equipment)

Thomas A. Commes [2]
Retired President and
Chief Operating Officer
Sherwin-Williams Company
(coatings and related products)

Victor Gelb [1,2,3]
President
Victor Gelb, Inc.
(industrial fibers)

Keith M. Kolerus
Retired Vice President
National Semiconductor Corporation
(computer components)

Arthur Rhein
President and Chief Operating Officer
Pioneer-Standard Electronics, Inc.

Edwin Z. Singer [1,2,3]
Retired Chairman of the Board
Sandusco, Inc.
(wholesale merchandising, real estate)

Thomas C. Sullivan [1,3]
Chairman of the Board and
Chief Executive Officer
RPM, Inc.
(specialty coatings and membranes)

Karl E. Ware [2]
Chairman and Chief Executive Officer
Ware Industries
(personal investments)

EXECUTIVE OFFICERS

James L. Bayman
Chairman and Chief Executive Officer

Arthur Rhein
President and Chief Operating Officer

Robert J. Bailey
Senior Vice President, Marketing
Computer Systems Division

Steven M. Billick
Senior Vice President and
Chief Financial Officer

Peter J. Coleman
Senior Vice President, Sales
Computer Systems Division

Jean M. Miklosko
Vice President and Treasurer

Thomas Pitera
President
Industrial Electronics Division

Richard A. Sayers II
Senior Vice President
Corporate Services

Lawrence N. Schultz
Secretary

Kathryn K. Vanderwist
Vice President, General Counsel
and Assistant Secretary

CORPORATE OFFICES

Pioneer-Standard Electronics, Inc.
6065 Parkland Blvd.
Cleveland, Ohio 44124
Phone: (440) 720-8500

LEGAL COUNSEL

Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114

INDEPENDENT AUDITORS

Ernst & Young LLP
1300 Huntington Building
Cleveland, Ohio 44115

[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee

TRANSFER AGENT AND REGISTRAR

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44139-0900
800-622-6757

COMMON SHARES

NASDAQ Symbol: PIOS
Quoted on the National Market System

TRUSTEE FOR THE 9.5 PERCENT SENIOR NOTES

Firstar
425 Walnut Street
P.O. Box 1118
Cincinnati, Ohio 45201-1118

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The plan allows for full or partial dividend reinvestment, and additional monthly cash investments up to $5,000 per month, in Pioneer-Standard Common Shares without brokerage commissions or service charges on stock purchases. If you are interested in joining the Plan and need an authorization form and/or more background information, please call:

National City Bank
Corporate Trust Operations
800-622-6757

FORM 10-K

A copy of the Company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, may be obtained by writing:

Pioneer-Standard Electronics, Inc.
Investor Relations
6065 Parkland Blvd.
Cleveland, Ohio 44124

ANNUAL MEETING

Shareholders and other interested persons are cordially invited to attend the Annual Meeting of Shareholders at Noon, Tuesday, July 24, 2001, at:

Pioneer-Standard Electronics, Inc.
Computer Systems Division
6675 Parkland Boulevard
Solon, Ohio 44139

AFFIRMATIVE ACTION POLICY

Pioneer-Standard Electronics, Inc. is an equal opportunity and affirmative action employer committed to a policy of equal employment opportunity for all persons, regardless of race, color, sex, religion, national origin, ancestry, place of birth, age, marital status, sexual orientation, disability or veteran status.

WORLD WIDE WEB SITE

www.pioneerstandard.com

PIONEER-STANDARD ELECTRONICS, INC.
6065 PARKLAND BLVD. CLEVELAND, OHIO 44124 TEL 440.720.8500 FAX 440.720.8501
WWW.PIONEERSTANDARD.COM